Exhibit 12.2

HATTERAS FINANCIAL CORP.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands.)

	Quarters Ended March 31		Years Ended December 31
	2016	2015	2015	2014	2013 (3)	2012	2011
Computation of ratio of net income to fixed charges
Fixed charges (1)	45,411	42,792	163,907	166,315	204,366	197,064	144,662

Fixed charges (1)	45,411	42,792	163,907	166,315	204,366	197,064	144,662
Net income	(71,165)	(34,535)	51,620	56,361	(134,136)	349,245	284,373
	(25,754)	8,257	215,527	222,676	70,230	546,309	429,035

Ratio of earnings to fixed charges	(0.57)	0.19	1.31	1.34	0.34	2.77	2.97

Computation of ratio of net income to combined fixed charges and preferred stock dividends:
Fixed charges (1)	45,411	42,792	163,907	166,315	204,366	197,064	144,662
Preferred stock dividends (2)	5,480	5,481	21,922	21,922	21,922	7,551	—
Combined fixed charges and preferred stock dividends	50,891	48,273	185,829	188,237	226,288	204,615	144,662

Combined fixed charges and preferred stock dividends	50,891	48,273	185,829	188,237	226,288	204,615	144,662
Net income	(71,165)	(34,535)	51,620	56,361	(134,136)	349,245	284,373
	(20,274)	13,738	237,449	244,598	92,152	553,860	429,035

Ratio of earnings to combined fixed charges and preferred stock dividends	(0.40)	0.28	1.28	1.3	0.41	2.71	2.97

(1)Fixed charges consist of interest expense on all indebtedness, including interest rate swaps and maturities of Eurodollar Futures Contracts.

(2)No preferred stock was outstanding during 2011.

(3)Earnings for the quarters ended March 31, 2016 and 2015 and for the year ended December 31, 2013 were inadequate to cover fixed charges and preferred stock dividends by $71,165, $34,535 and $134,136, respectively.